SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE INC. REPORTS 639% Q2 REVENUE GROWTH YEAR-OVER-

YEAR AND POSITIVE EBITDA

September 1, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. ("Snipp" or the "Company"), an international provider of promotions marketing, rebates and loyalty solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), is pleased to announce its second quarter fiscal 2015 results for the quarter ending June 30, 2015. All results are reported under International Financial Reporting Standards ("IFRS") and in both Canadian dollars and US dollars. Snipp reports Q2 2015 revenue of CAN$3.3 million (US$2.7 million), adjusted EBITDA of CAN$0.6 million (US$0.5 million) and net income of CAN$1.6 million (US$1.3 million). A copy of the complete unaudited financial statements and management's discussion and analysis are available on SEDAR (www.sedar.com).

Q2 2015 Financial Summary

(Refer to Non-GAAP Measures, EBITDA/Adjusted EBITDA and Gross Margin discussion below)

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Revenue of CAN$3.3 million, a 639% increase over the same quarter last year and the 14th consecutive quarter where revenue has grown when compared to the same period of the previous year.

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Revenue growth was driven by a significant increase in the total number of campaigns executed as well as a growth in the average campaign size and the revenues from new product lines such as loyalty and rewards.

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Gross Margin of 89.1%, a 14.5% increase over the same quarter last year. The Company defines Gross Margin as revenue less campaign infrastructure costs.

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Positive EBITDA of CAN$0.4 million (US$0.3 million).

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EBITDA profitability was driven by high margin promotions and the realization of earlier investments in campaign infrastructure costs.

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Positive adjusted EBITDA of CAN$0.6 million (US$0.5 million) which excludes onetime charges from the acquisition of HIP Digital Media Inc. ("Hip Digital"), a CAN$1.8 million (US$1.5 million) increase over the Q1 2015.

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Net income of CAN$1.6 million (US$1.3 million) due to non-cash fair value accounting revaluations.

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CAN$11.7 million (US$9.4 million) of cash and equivalents, with no outstanding bank debt.

Corporate Highlights

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Launched 44 new programs and signed 4 New Master Service Agreements with increasing average campaign values in Q2 2015.

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Record sales pipeline of CAN$22 million.

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848% revenue growth in the first half of 2015 versus the comparable period in 2014.

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Completed the acquisition of HIP Digital.

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Strengthened management team with the appointment of Ritesh Bhavnani (former Chairman) to President, Baris Karadogan (former CEO of HIP Digital) to Chief Operating Officer and John Fauller (former COO) to EVP of Product and Innovation.

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Strengthened Snipp's board of directors by appointing Ram Ramkumar as independent Chairman of the board.

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Powered both the Gold and Silver winners for Best Mobile Campaign at the Chief Marketer PRO Awards.

"Q2 was an excellent quarter. Snipp was able to demonstrate profitability, an extremely high margin and strong sales growth. The integration of our two acquisitions earlier in the year have proceeded extremely smoothly and have started to generate considerable value for the Company. We have a record sales pipeline today in excess of CAN $22 million, the majority of which is loyalty-related work, practically all of which utilizes our SnippCheck receipt processing solution – a great testament that both our strategy and execution for our acquisitions was on the money. We expect to continue to build on our sales momentum for the rest of the year and further accelerate our growth," stated Atul Sabharwal, CEO of Snipp.

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include EBITDA, adjusted EBITDA, and Gross Margin. Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations.

Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

EBITDA / Adjusted EBITDA

EBITDA, defined as earnings before interest, taxes, stock-based compensation, depreciation and amortization, is not a financial measure that is recognized under GAAP. Investors should be cautioned that EBITDA should not be construed as an alternative measure to net earnings determined in accordance with GAAP. Adjusted EBITDA removes one time legal expenses associated with the acquisition of Hip Digital (the "Hip Digital Acquisition") that closed on June 10, 2015.

The following is a reconciliation of operating income (loss) to EBITDA and adjusted EBITDA:

	Three months ended June 30, 2015
	CAD	USD
Operating income (loss) (1)	($97,118)	($78,996)
Add:

Depreciation	$4,404	$3,582
Amortization	$35,455	$28,839
Stock-based compensation	$436,513	$355,062

EBITDA	$379,254	$308,487

Add: adjustment for one time professional fees (Hip Digital Acquisition legal expenses)	$248,503	$202,134

Adjusted EBITDA	$627,757	$510,621

Notes:

(1)The Company defines operating income (loss) as net income (loss) before interest income, foreign exchange, loss on marketable securities, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity.

Gross Margin

Snipp defines Gross Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

The following is a calculation of Gross Margin:

	Three months ended June 30, 2015		Three months ended June 30, 2014
	CAD	USD	CAD	USD
Revenue	$3,330,799	$2,709,288	$450,643	$413,358
Less:
Campaign infrastructure	$363,740	$295,868	$114,358	$104,896

Gross Margin	$2,967,059	$2,413,420	$336,285	$308,462

Exchange rates used for USD to CAD based on Bank of Canada rates:

1.2294 Three months ended June 30, 2015 (average)
1.2352 Six months ended June 30, 2015 (average)
1.0902 Three months ended June 30, 2014 (average)
1.0968 Six months ended June 30, 2014 (average)
1.2490 as at June 30, 2015

For More Information

In conjunction with this announcement, Snipp management will be holding a conference call on Tuesday September 1, 2015, at 10:00 A.M. Eastern Standard Time to discuss the Company's results for Q2 fiscal 2015.

Q2 2015 CONFERENCE CALL DETAILS:

DATE:

Tuesday, September 1, 2015

TIME:

10:00 A.M. EST

DIAL IN NUMBER:

Local / International: 647-788-4922

North American Toll Free: 877-291-4570

REPLAY NUMBER

Local / International: 416-621-4642

North American Toll Free: 800-585-8367

Conference ID: 19295339

WEBCAST

http://www.gowebcasting.com/6859

About Snipp:

Snipp's technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington, DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Inquiries:
Atul Sabharwal
CEO

415-595-7151

atul@snipp.com

Investor Relations:
Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the Company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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